Exhibit 4.28

Summary of a share acquisition agreement between Cemig (Companhia Energética De Minas Gerais) and the State of Minas Gerais

On December 27, 2011, Companhia Energética De Minas Gerais – Cemig (“Cemig”) authorized the acquisition of 10,781,736 (ten million, seven hundred eighty one thousand seven hundred and thirty six) nominal common shares and 7,132,773 (seven million, one hundred thirty two thousand, seven hundred and seventy three) nominal preferred shares, representing 4.38% of the total capital of Companhia de Gás de Minas Gerais — Gasmig (“Gasmig”), belonging to the State of Minas Gerais (the “State”).

The price of the acquisition is R$ 67.22 million, for 4.38% of the total capital of Gasmig, which was paid on December 28, 2011.

The acquisition price corresponds to a price per share of approximately R$ 3.75 (three Reais and seventy five centavos), to be adjusted to the value of an Independent Valuation Opinion, which will be prepared by a specialized institution, to be chosen and contracted by Cemig.

The acquisition is conditioned, further, upon full and complete transfer of the equity interest in Gasmig, which is currently in the name of MGI-Minas Gerais Participações S.A., to the State.